

Mail Stop 3720

March 7, 2017

David K. Heflin
Chief Financial Officer
National American University Holdings, Inc.
5301 S. Highway 16
Rapid City, SD 57701

   Re: **National American University Holdings, Inc.**
      Form 10-K for Fiscal Year Ended May 31, 2016
      Filed August 5, 2016
      File No. 001-34751

Dear Mr. Heflin:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         /s/ Robert S. Littlepage, for

         Larry Spirgel
         Assistant Director
         AD Office 11 – Telecommunications